UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2006

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Spirent Communications plc
11 December 2006

                           SPIRENT COMMUNICATIONS PLC

                        FURTHER CIRCULAR TO SHAREHOLDERS

            Why shareholders should vote against the EGM resolutions

London, UK - 11 December 2006 Spirent Communications plc ("Spirent" or the "Company") (LSE: SPT; NYSE: SPM), a leading technology communications company, is today posting to its shareholders a circular that reinforces the reasons provided in the Notice of Requisitioned Extraordinary General Meeting issued on 29 November 2006 why the Board recommends shareholders to vote against all the resolutions at the forthcoming Extraordinary General Meeting on 22 December 2006 (the "EGM").

The EGM has been requisitioned by three shareholders led by Sherborne Investors GP, LLC ("Sherborne"). Sherborne is seeking to gain effective control of the Board of Spirent by replacing three of the Company's non-executive directors, including the Chairman, with four of its own nominees.

Highlights:

  - Spirent has taken the actions to turn around the business already and has in place a clear strategy to create more value for shareholders
  - The current non-executive team is right for Spirent - Sherborne's proposed directors are wrong for Spirent
  - Sherborne's claimed turnaround expertise is not relevant for the next stage of Spirent's development
  - Sherborne's proposal is an attempt to take effective control of the Board without paying a premium

Board recommendation to vote against the resolutions
The Spirent Board unanimously recommends shareholders to vote against all the resolutions as it does not believe they are in the best interests of the Company and shareholders as a whole.

Sherborne is a turnaround investment firm. It has no new strategy for Spirent and does not have the relevant expertise or experience to justify its taking control of the Board. Spirent has undergone considerable restructuring in recent years and is poised to take advantage of this hard work and investment. Sherborne's claimed turnaround skills are not relevant to the next stage of Spirent's development. This attempt to take control of the Board would, if successful, result in considerable disruption to Spirent at a key time.

Transformation and turnaround of Spirent underway
The circular sets out how the current Board has transformed Spirent in recent years to the position where it now has a clear strategy to create further value for shareholders. In recent years, key actions have included the sale of HellermannTyton for GBP298m; significant reductions in the cost base including manufacturing, outsourcing and removal of a layer of management; new product developments including the launch of Spirent TestCenter, which has already been adopted by over 150 customers; and the building of significant positions in new and growing technologies.

Spirent's clear strategy
The Board has in place a clear strategy to create more value for shareholders. This includes a margin improvement plan and exploitation of the substantial investment in Spirent TestCenter; further operating cost reductions of GBP7m on an annualised basis; termination of the Company's US listing and SEC registration (which currently costs some GBP3m per year); and an additional GBP50m share buy back programme.

Indeed Sherborne acknowledges that this is the right strategy for Spirent, stating in its letter to shareholders of 5 December 2006: "We (Sherborne) believe it is unlikely that the Company's position will be greatly improved by new and radical strategic initiatives".

Share price outperformance
Management's actions are beginning to deliver improving performance from Spirent's core Performance Analysis business. Since the appointment of Spirent's Chairman, John Weston, was announced in 2002, and over the last 12 months, Spirent's share price has outperformed its peer group.

Spirent has the right team
The circular points out how the director candidates proposed by Sherborne do not have the relevant skills or sector expertise to take the Company forward. Sherborne's proposed directors are experienced in speciality chemicals, visual information technology and the distribution of promotional products. This should be contrasted with the current Spirent non-executives who include directors who have held senior positions at Ericsson, Verizon Communications and Northern Telecom Ltd and the former chief executives of BAE Systems plc and GKN plc.

Marcus Beresford, Senior Independent Director at Spirent, said:

"Spirent is in a very different situation to those companies that Sherborne has traditionally bought into, having already taken the actions to turn around the business. It is already in a strong financial position and is poised to deliver significant benefits from previously taken and ongoing management actions.

Sherborne is blatantly seeking to take control of the Board without paying a premium to all shareholders. Its proposals would also mean that the Board would not comply with important principles of good corporate governance.

The Board unanimously recommends shareholders vote against all the resolutions as it does not believe they are in the best interests of the Company and shareholders as a whole."

For further information please contact:

Reg Hoare             Smithfield            +44 (0)20 7360 4900
Angus Maitland        Maitland              +44 (0)20 7379 5151


About Spirent Communications plc
Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of cus tomers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 11 December, 2006                   By   ____/s/ Michael Anscombe____

                                                    (Signature)*